September 25, 2020

VIA EDGAR

Katherine Bagley

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Lixiang Education Holding Co., Ltd. (CIK No. 0001814067)

Registration Statement on Form F-1, as amended (File No. 333-248691)

Registration Statement on Form 8-A (File No. 001-39559)

Dear Ms. Bagley and Ms. Peyser:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lixiang Education Holding Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Form F-1 Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 29, 2020, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the Form F-1 Registration Statement (the Form F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request for acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hogan Lovells.

The Company understands that the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye
Name: Fen Ye
Title: Chairlady and Director

[Signature Page to Issuer Acceleration Request]